January 3, 2025

William Conkling
Chief Executive Officer
Rafael Holdings, Inc.
520 Broad Street
Newark, New Jersey 07102

       Re: Rafael Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed December 20, 2024
           File No. 333-282558
Dear William Conkling:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2024, letter.

Amendment No. 2 to Form S-4
Unaudited Pro Forma Condensed Combined Financial Information, page 114

1. Please update the pro forma financial information in your filing in accordance with
       Article 11 of Regulation S-X.
Incorporation of Certain Information by Reference, page 139

2. We note your response to our prior comment 12 and the revised risk factor contained in Amendment No. 1 to Rafael's Form 10-K for the fiscal year ended July 31, 2024, which now states that the "relationships may cause a conflict of interest with [y]our
       stockholders, specifically with regard to demands on Mr. Jonas    time
and the attention
       that he can dedicate to the Company as well as in the unlikely event that the business
 January 3, 2025
Page 2

       interests of the Company and other entities controlled by Mr. Jonas were to conflict."
       Please further revise your disclosure to provide information regarding any formal conflicts of interest policies that may be in place regarding corporate opportunities.
       Please contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Dov Schwell